Exhibit 12.1

Parker Drilling Company

Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended June 30, 2014		Fiscal Year Ended December 31,
			2013		2012		2011	2010		2009
Pretax Income	6,523,308		52,787,710		70,977,206		(65,411,628)	11,504,903		9,826,774
Fixed Charges	23,124,829		50,195,954		43,782,341		41,864,658	40,294,016		35,426,257
Amortization of Capitalized Interest	2,022,369		4,058,459		1,886,832		1,556,952	1,819,086		1,974,592
Capitalized Interest	(486,469)		(2,375,946)		(10,240,245)		(19,271,105)	(13,488,684)		(5,975,973)
Earnings Before Income Tax & Fixed Charges	31,184,037		104,666,177		106,406,134		(41,261,123)	40,129,321		41,251,650

Interest Expense	22,638,360		47,820,008		33,542,096		22,593,553	26,805,332		29,450,284
Capitalized Interest	486,469		2,375,946		10,240,245		19,271,105	13,488,684		5,975,973
Total Fixed Charges	23,124,829		50,195,954		43,782,341		41,864,658	40,294,016		35,426,257

Ratio of Earnings to Fixed Charges	1.3	x	2.1	x	2.4	x	(1)	1.0	x	1.2	x

(1)	For the year ended December 31, 2011, earnings were deficient to cover fixed charges by $41.3 million, which was primarily due to a pre-tax, non-cash charge to earnings of $170.0 million related to the impairment of our two Alaska rigs.